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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC
415

SEC FILE NUMBER
8- 48011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ren Cap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 20th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Simone 646-216-1733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RenCap Securities, Inc, as of December 31st, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public


JANILLE AJODHA
Notary Public - State of New York
NO. 01AJ6343415
Qualified in New York County
My Commission Expires Jun 13, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2016

Contents


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of RenCap Securities, Inc.

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RenCap Securities, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 28, 2017


MARCUMGROUP
MEMBER

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2016

Assets	
Cash	$ 6,359,114
Receivables from clearing broker	1,201,726
Fixed assets, net	255,053
Due from affiliates	111,555
Prepaid income taxes	654,420
Deferred tax asset, net	547,109
Other assets	303,580
Interest receivable	40,678
Total assets	$ 9,473,235
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation	$ 2,325,806
Accounts payable and accrued expenses	289,947
Due to affiliates	57,754
Total liabilities	2,673,507
Commitments and Contingencies	
Stockholder's equity:	
Common stock, $0.01 par value; 100 shares authorized, issued, and outstanding	1
Additional paid-in capital	21,549,999
Less: loan receivable	(21,000,000)
Retained earnings	6,249,728
Total stockholder's equity	6,799,728
Total liabilities and stockholder's equity	$ 9,473,235

The accompanying notes are an integral part of this financial statement.

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2016

1. Organization

RenCap Securities, Inc. (the "Company") is a broker-dealer registered with the securities and exchange commission (the "SEC"), under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corp ("SIPC"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda.

The Company is engaged in the providing execution services to its customer base in emerging and frontier market products across Europe, Middle East and Africa. In exchange for these services, the company earns a net share of commission and brokerage income.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates in the Financial Statement

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

2. Summary of Significant Accounting Policies (Continued)

As December 31, 2016, the Company had no cash equivalents.

Fixed Assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

Income Taxes

The Company accounts for income taxes under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company accounts for uncertain income tax position under a "more likely than not" recognition threshold before being recognized in the financial statement which requires the measurement of uncertain tax positions, the classification of interest and penalties and disclosure for tax reserves. As of December 31, 2016, the Company had no uncertain tax position that would require to be recorded or disclosed in the financial statement.

Subsequent Events

The company has evaluated subsequent events for recognition and disclosure through the date this financial statement was available to be issued.

3. Net Capital and Other Regulatory Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the Securities and Exchange Commission ("SEC"). This rule requires the maintenance of minimum net capital of $250,000. The company complies with the alternative net capital requirement allowed in Appendix E of Rule 15c3-1. At December 31, 2016, the company had net capital of $4,887,333 which was $4,637,333 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

Proprietary balances, if any, held at the Company's clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker performs computations for PAIB assets and segregates certain balances on behalf of the Company, if applicable.

With respect to its introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

4. Receivables from Clearing Broker

The Company introduces and clears certain customer trades on a fully disclosed basis through its clearing broker, Convergex Execution Solutions, LLC ("Convergex"). At December 31, 2016, the total amount due from Convergex was $1,201,726 of which $1,000,000 consists of a clearing deposit and $201,726 consists of commissions receivable.

5. Fixed Assets

Fixed assets at December 31, 2016 consist of the following:

Equipment	$ 696,155
Leasehold improvements	3,958,799
Furniture and fixtures	458,969
Total Fixed assets	5,113,923
Less, accumulated depreciation and amortization	4,858,870
Total fixed assets less accumulated depreciation	$ 255,053

6. Income Taxes

At December 31, 2016, the Company recorded a deferred tax asset of $547,109, (net of deferred tax liability of $137,868) which primarily relates to depreciation not yet deductible for tax purposes and net operating loss carryforwards. The net operating loss carryforwards relate to the tax jurisdictions of New York State and New York City. For New York State purposes, the net operating loss carryforward consists of a remaining unutilized $1,234,102 loss generated in 2014 and expiring in 2034, and a $281,315 loss generated in 2015 and expiring in 2035. The net deferred tax benefit related to the New York State net operating loss carryforwards is $120,835. For New York City purposes, the net operating loss carryforward consists of a remaining unutilized $1,160,107 loss generated in 2014 and expiring in 2034, and a $357,487 loss generated in 2015 and expiring in 2035. The net deferred tax benefit related to the New York State net operating loss carryforwards is $134,307. At December 31, 2016, the Company did not record a valuation allowance for its deferred tax assets as it is more likely than not that the deferred tax assets will be fully realized. The Company did not accrue any interest or penalties for the year ended December 31, 2016.

7. Related Party Transactions

Included in Due to affiliates on the statement of financial condition is costs paid on behalf the Company by affiliates of $57,754. At December 31, 2016, the costs paid by the Company on behalf of its affiliates amounted to $111,555.

At December 31, 2016, a loan outstanding from the Company's affiliate totaled $21,000,000. Interest on the loan is LIBOR plus 1%, and the loan matures on June 22, 2017. Such loan is reported as reduction of stockholder's equity in the accompanying statement of financial condition, because the affiliate entity is under common control with the Parent and the loan will be extended or treated as a distribution on the maturity date. In connection with the Company's loan to its affiliate, the Company had communicated verbally to FINRA and did not submit written notifications to FINRA and SEC in accordance with SEC Rule 15c3-1(e)(1). As this loan is treated as non-allowable asset in the FOCUS report and reported as a reduction of stockholder's equity in the accompanying statement of financial condition, this loan has no impact in the computation of the Company's required net capital.

8. Commitments, Contingent Liabilities, and Concentration of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2016, settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2016. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

The Company maintains its cash balances with one major financial institution.

Litigation

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company.

Certain conditions may exist as of the date the financial statement is issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2016, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statement.

Indemnifications

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities. Through indemnification provisions in agreements with clearing organization, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a

8. Commitments, Contingent Liabilities, and Concentration of Credit Risk (Continued)

trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

9. Fair Value Measurement

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short term highly liquid nature. These financial instruments include cash, receivables, and accounts payable.

10. Incentive Compensation Plans

Certain employees of the Company participate in a long-term incentive compensation plan (the "Plan"). The Plan primarily consists deferred compensation which is subject to certain vesting provisions.

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2016

STATEMENT OF FINANCIAL CONDITION

RenCap Securities, Inc.
December 31, 2016
With Report of Independent Registered Public
Accounting Firm